UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                Amendment No. 3

                   Under the Securities Exchange Act of 1934
                 Information to be included in statements filed
                    pursuant to Rule 13D-1(A) and Amendments
                    thereto filed pursuant to Rule 13D-2(A)

                               Global Signal Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  37944Q 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Randal A. Nardone
                                   Secretary
                      Fortress Registered Investment Trust
                       c/o Fortress Investment Group LLC
                          1251 Avenue of the Americas
                            New York, New York 10020
                                 (212) 798-6100
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    COPY TO:
                              Joseph A. Coco, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                            New York, New York 10036
                                 (212) 735-3000

                                  May 26, 2005
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  37944Q 10 3                                        Page 2 of 17 Pages
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         FRIT PINN LLC
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                          (a)  [   ]
                                                     (b)  [   ]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)

         WC/AF
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
        NUMBER OF          7        SOLE VOTING POWER
                                     -0-
         SHARES
                           ----------------------------------------------------
      BENEFICIALLY         8        SHARED VOTING POWER
                                    -19,162,248-
        OWNED BY
                           ----------------------------------------------------
          EACH             9        SOLE DISPOSITIVE POWER
                                    -0-
        REPORTING
                           ----------------------------------------------------
         PERSON            10       SHARED DISPOSITIVE POWER
                                    -19,162,248-
          WITH
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -19,162,248-
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         28.0% (based on 68,475,582 shares of common stock outstanding as of May 26, 2005)
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  37944Q 10 3                                       Page 3 of 17 Pages
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Fortress Registered Investment Trust
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                   (a)  [   ]
                                                              (b)  [   ]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)
         WC/AF
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF                   -0-
                          -----------------------------------------------------
         SHARES            8        SHARED VOTING POWER
                                         -20,306,252*- (inclusive of 644,000
      BENEFICIALLY                  shares issuable upon exercise of options
                                    beneficially owned by the reporting
        OWNED BY                    person which are exercisable as of or
                                    within 60 days of May 26, 2005)
          EACH            ------------------------------------------------------
                           9        SOLE DISPOSITIVE POWER
        REPORTING                   -0-
                          ------------------------------------------------------
         PERSON            10       SHARED DISPOSITIVE POWER
                                    -20,306,252*-
          WITH
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -20,306,252-
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         29.4% (based on 68,475,582 shares of common stock outstanding as of May 26, 2005 and including 644,000 shares issuable upon exercise of options beneficially owned by the reporting person which are exercisable as of or within 60 days of May 26, 2005)
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         OO
-------------------------------------------------------------------------------
* 19,162,248 shares solely in its capacity as the sole member of FRIT PINN LLC.

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  37944Q 10 3                                        Page 4 of 17 Pages
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Fortress Pinnacle Investment Fund LLC
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                            (a)  [   ]
                                                       (b)  [   ]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)
         WC
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
        NUMBER OF          7        SOLE VOTING POWER
                                     -0-
         SHARES
                           ----------------------------------------------------
       BENEFICIALLY        8        SHARED VOTING POWER
                                    -5,137,444-
        OWNED BY
                           ----------------------------------------------------
          EACH             9        SOLE DISPOSITIVE POWER
                                    -0-
        REPORTING
                           ----------------------------------------------------
         PERSON            10       SHARED DISPOSITIVE POWER
                                    -5,137,444-
          WITH
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -5,137,444-
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.5% (based on 68,475,582 shares of common stock outstanding as of
         May 26, 2005)
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         IV
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  37944Q 10 3                                        Page 5 of 17 Pages
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         FIG Advisors LLC
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                            (a)  [   ]
                                                       (b)  [   ]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)
         Not Applicable
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
        NUMBER OF          7        SOLE VOTING POWER
                                     -0-
         SHARES
                           ----------------------------------------------------
      BENEFICIALLY         8        SHARED VOTING POWER
                                    -5,137,444-
        OWNED BY
                           ----------------------------------------------------
          EACH             9        SOLE DISPOSITIVE POWER
                                    -0-
        REPORTING
                           ----------------------------------------------------
         PERSON            10       SHARED DISPOSITIVE POWER
                                    -5,137,444-
          WITH
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -5,137,444-
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.5% (based on 68,475,582 shares of common stock outstanding as of
         May 26, 2005)
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         IA
-------------------------------------------------------------------------------
* Solely in its capacity as the investment advisor of Fortress Pinnacle Investment Fund LLC

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  37944Q 10 3                                        Page 6 of 17 Pages
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Robert H. Gidel
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                            (a)  [   ]
                                                       (b)  [   ]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)
         Not Applicable
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
-------------------------------------------------------------------------------
        NUMBER OF          7        SOLE VOTING POWER
                                    -25,000-
         SHARES
                           ----------------------------------------------------
      BENEFICIALLY         8        SHARED VOTING POWER
                                    -5,137,444*-
        OWNED BY
                           ----------------------------------------------------
          EACH             9        SOLE DISPOSITIVE POWER
                                    -25,000-
        REPORTING
                           ----------------------------------------------------
         PERSON            10       SHARED DISPOSITIVE POWER
                                    -5,137,444*-
          WITH
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -5,162,444-
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.5% (based on 68,475,582 shares of common stock outstanding as of
         May 26, 2005)
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         IN
-------------------------------------------------------------------------------
* Solely in his capacity as the sole manager of Fortress Pinnacle Investment Fund LLC.

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  37944Q 10 3                                        Page 7 of 17 Pages
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Fortress Investment Fund LLC
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                            (a)  [   ]
                                                       (b)  [   ]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)
         Not Applicable
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
        NUMBER OF          7        SOLE VOTING POWER
                                    -0-
         SHARES
                           ----------------------------------------------------
      BENEFICIALLY         8        SHARED VOTING POWER
                                       -20,306,252*- (inclusive of 644,000
        OWNED BY                    shares issuable upon exercise of options
                                    beneficially owned by the reporting
          EACH                      person which are exercisable as of or
                                    within 60 days of May 26, 2005)
        REPORTING          ----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER
         PERSON                     -0-

          WITH             ----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    -20,306,252*-
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -20,306,252-
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             29.4% (based on 68,475,582 shares of common stock outstanding as of May 26, 2005 and including 644,000 shares issuable upon exercise of options beneficially owned by the reporting person which are exercisable as of or within 60 days of May 26, 2005)
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         OO
-------------------------------------------------------------------------------
* Solely in its capacity as the holder of all issued and outstanding shares of beneficial interest of Fortress Registered Investment Trust.

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  37944Q 10 3                                       Page 8 of 17 Pages
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Fortress Fund MM LLC
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                            (a)  [   ]
                                                       (b)  [   ]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)
         Not Applicable
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
        NUMBER OF          7        SOLE VOTING POWER
                                    -0-
         SHARES
                           ----------------------------------------------------
      BENEFICIALLY         8        SHARED VOTING POWER
                                       -20,306,252*- (inclusive of 644,000
        OWNED BY                    shares issuable upon exercise of options
                                    beneficially owned by the reporting
          EACH                      person which are exercisable as of or
                                    within 60 days of May 26, 2005)
        REPORTING          ----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER
         PERSON                     -0-

          WITH             ----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    -20,306,252*-
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -20,306,252-
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            29.4% (based on 68,475,582 shares of common stock outstanding as of May 26, 2005 and including 644,000 shares issuable upon exercise of options beneficially owned by the reporting person which are exercisable as of or within 60 days of May 26, 2005)
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         OO
-------------------------------------------------------------------------------
* Solely in its capacity as the managing member of Fortress Investment Fund LLC.

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  37944Q 10 3                                        Page 9 of 17 Pages
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         FIT GSL LLC
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                            (a)  [   ]
                                                       (b)  [   ]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)
         WC
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
        NUMBER OF          7        SOLE VOTING POWER
                                    -0-
         SHARES
                           ----------------------------------------------------
       BENEFICIALLY        8        SHARED VOTING POWER
                                    -4,705,883-
        OWNED BY
                           ----------------------------------------------------
          EACH             9        SOLE DISPOSITIVE POWER
                                    -0-
        REPORTING
                           ----------------------------------------------------
         PERSON            10       SHARED DISPOSITIVE POWER
                                    -4,705,883-
          WITH
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -4,705,883-
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.9% (based on 68,475,582 shares of common stock outstanding as of
         May 26, 2005)
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  37944Q 10 3                                      Page 10 of 17 Pages
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Fortress Investment Trust II
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                            (a)  [   ]
                                                       (b)  [   ]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)
         Not Applicable
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
        NUMBER OF          7        SOLE VOTING POWER
                                    -0-
         SHARES
                           ----------------------------------------------------
       BENEFICIALLY        8        SHARED VOTING POWER
                                    -4,705,883-*
        OWNED BY
                           ----------------------------------------------------
          EACH             9        SOLE DISPOSITIVE POWER
                                    -0-
        REPORTING
                           ----------------------------------------------------
         PERSON            10       SHARED DISPOSITIVE POWER
                                    -4,705,883-*
          WITH
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -4,705,883-
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.9% (based on 68,475,582 shares of common stock outstanding as of
         May 26, 2005)
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         OO
-------------------------------------------------------------------------------
* Solely in its capacity as the holder of all issued and outstanding shares of beneficial interest of FIT GSL LLC.

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  37944Q 10 3                                       Page 11 of 17 Pages
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Fortress Investment Fund II LLC
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                            (a)  [   ]
                                                       (b)  [   ]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)
         Not Applicable
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
        NUMBER OF          7        SOLE VOTING POWER
                                    -0-
         SHARES
                           ----------------------------------------------------
       BENEFICIALLY        8        SHARED VOTING POWER
                                    -4,705,883-*
        OWNED BY
                           ----------------------------------------------------
          EACH             9        SOLE DISPOSITIVE POWER
                                    -0-
        REPORTING
                           ----------------------------------------------------
         PERSON            10       SHARED DISPOSITIVE POWER
                                    -4,705,883-*
          WITH
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -4,705,883-
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.9% (based on 68,475,582 shares of common stock outstanding as of
         May 26, 2005)
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         OO
-------------------------------------------------------------------------------
* Solely in its capacity as the holder of all issued and outstanding shares of beneficial interest of Fortress Investment Trust II.

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  37944Q 10 3                                      Page 12 of 17 Pages
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Fortress Fund MM II LLC
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                            (a)  [   ]
                                                       (b)  [   ]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)
         Not Applicable
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
        NUMBER OF          7        SOLE VOTING POWER
                                    -0-
         SHARES
                           ----------------------------------------------------
       BENEFICIALLY        8        SHARED VOTING POWER
                                    -4,705,883*-
        OWNED BY
                           ----------------------------------------------------
          EACH             9        SOLE DISPOSITIVE POWER
                                    -0-
        REPORTING
                           ----------------------------------------------------
         PERSON            10       SHARED DISPOSITIVE POWER
                                    -4,705,883*-
          WITH
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -4,705,883-
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.9% (based on 68,475,582 shares of common stock outstanding as of
         May 26, 2005)
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         OO
-------------------------------------------------------------------------------
* Solely in its capacity as the managing member of Fortress Investment Fund II LLC.

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  37944Q 10 3                                      Page 13 of 17 Pages
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Fortress Investment Group LLC
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                            (a)  [   ]
                                                       (b)  [   ]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)
         Not Applicable
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
        NUMBER OF          7     SOLE VOTING POWER
                                 -0-
         SHARES
                           ----------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER
                                      -31,047,839*- (inclusive of 644,000 shares
        OWNED BY                 issuable upon exercise of options beneficially
                                 owned by the reporting person which are
          EACH                   exercisable as of or within 60 days of May 26,
                                 2005)
        REPORTING          ----------------------------------------------------
                           9     SOLE DISPOSITIVE POWER
         PERSON                  -0-

          WITH             ----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                 -31,047,839*-
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -31,047,839-
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              44.9% (based on 68,475,582 shares of common stock
         outstanding as of May 26, 2005 and including 644,000 shares issuable upon exercise of options beneficially owned by the reporting person which are exercisable as of or within 60 days of May 26, 2005)
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         OO
-------------------------------------------------------------------------------
* 4,705,883 shares solely in its capacity as the managing member of Fortress Fund MM II LLC, 25,443,696 solely in its capacity as the managing member of Fortress Fund MM LLC and as the holder of all issued and outstanding shares of beneficial interest of FIG Advisors LLC, and 898,300 shares solely in its capacity as the managing member of Drawbridge Global Macro Fund Advisors LLC.

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  37944Q 10 3                                      Page 14 of 17 Pages
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Fortress Investment Holdings LLC
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                            (a)  [   ]
                                                       (b)  [   ]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)
         Not Applicable
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
      NUMBER OF       7     SOLE VOTING POWER
                            -0-
       SHARES
                      ---------------------------------------------------------
    BENEFICIALLY      8     SHARED VOTING POWER
                                 -31,047,839*- (inclusive of 644,000 shares
      OWNED BY              issuable upon exercise of options beneficially
                            owned by the reporting person which are exercisable
        EACH                as of or within 60 days of May 26, 2005)

      REPORTING       ---------------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
       PERSON               -0-

        WITH          ---------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
                            -31,047,839*-
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -31,047,839-
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            44.9% (based on 68,475,582 shares of common stock outstanding as of May 26, 2005 and including 644,000 shares issuable upon exercise of options beneficially owned by the reporting person which are exercisable as of or within 60 days of May 26, 2005)
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         OO
-------------------------------------------------------------------------------
* Solely in its capacity as the sole member of Fortress Investment Group LLC.

         The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

         This Amendment No. 3 (this "Amendment") amends and supplements the
Schedule 13D filed on January 3, 2005, as amended by Amendment No. 1 thereto filed on February 16, 2005, and as amended by Amendment No. 2 thereto filed on May 11, 2005 (as so amended, the "Schedule 13D"), by FRIT PINN LLC ("FRIT PINN"), Fortress Registered Investment Trust ("FRIT"), Fortress Pinnacle Investment Fund LLC ("FPIF"), FIG Advisors LLC ("FIGA"), Robert H. Gidel ("Gidel"), Fortress Investment Fund LLC ("FIF"), Fortress Fund MM LLC ("FFMM"), Fortress Investment Group LLC ("FIG"), and Fortress Investment Holdings LLC ("FIH") with respect to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Global Signal Inc., a Delaware corporation (the "Issuer"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings assigned to such terms in the Schedule 13D.


Item 2.           Identity and Background

         (a), (b), (c) and (f). This statement is being filed jointly by FRIT PINN, FRIT, FPIF, FIGA, Gidel, FIF, FFMM, FIT GSL LLC, a Delaware limited liability company ("FIT GSL"), Fortress Investment Trust II, a Delaware business trust ("FIT II"), Fortress Investment Fund II LLC, a Delaware limited liability company ("FIF II"), Fortress Fund MM II LLC, a Delaware limited liability company ("FFMM II"), FIG, and FIH (FIH, together with FIT GSL, FIT II, FIF II, FFMM II, and FIG, the "FIF II Reporting Persons"; and the FIF II Reporting Persons, together with FRIT PINN, FRIT, FPIF, FIGA, Gidel, FIF, and FFMM, collectively, the "Reporting Persons"; individually, a "Reporting Person").

         The business address of each of the FIF II Reporting Persons is 1251 Avenue of the Americas, New York, New York 10020. The principal business of each FIF II Reporting Person is real estate-related investments.

         Set forth in Annex A attached hereto is a listing of the directors and executive officers of FIT GSL, FIF II and FFMM II, and the trustees and executive officers of FIT II (collectively, the "FIF II Covered Persons"), and the business address and present principal occupation or employment of each of the FIF II Covered Persons, and is incorporated herein by reference. Each of the FIF II Covered Persons is a United States citizen.

         (d) and (e). None of the FIF II Reporting Persons, or, to the best of their knowledge, the FIF II Covered Persons has, during the past five years,
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation in respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

         The total amount of funds required to purchase the shares of Common Stock beneficially owned by the FIF II Reporting Persons, as described in Item 5 below, was approximately $120,000,016. FIT GSL obtained the funds to purchase the shares of Common Stock reported in Item 5 below from a capital contribution made by FIT II, which obtained the funds for such capital contribution from its general assets.

Item 4.           Purpose of Transaction

         The FIF II Reporting Persons acquired the shares of Common Stock reported in Item 5 below in connection with the closing of (i) the agreement entered into by the Issuer on February 14, 2005 to lease or operate approximately 6,628 wireless communication towers and certain related assets from Sprint Corporation and certain of its subsidiaries (the "Sprint Transaction") and (ii) the Investment Agreement entered into in connection with the Sprint Transaction between the Issuer and (a) FIF II, (b) Abrams Capital Partners II, L.P., a Delaware limited partnership, Abrams Capital Partners I, L.P., a Delaware limited partnership, Whitecrest Partners, L.P., a Delaware limited partnership, Abrams Capital International, LTD, a Cayman Island limited liability company and Riva Capital Partners, L.P., a Delaware limited partnership (collectively, "Abrams"), and (c) Greenhill Capital Partners, L.P., a Delaware limited partnership, Greenhill Capital Partners (Executive), L.P., a Delaware limited partnership, Greenhill Capital, L.P., a Delaware limited partnership, Greenhill Capital Partners (Cayman), L.P., a Cayman Islands limited partnership, Greenhill Capital Partners (Employees) II, L.P., a Delaware limited partnership (collectively, "Greenhill" and together with FIF II and Abrams, collectively, the "Investors"). The Investment Agreement provided that if the Issuer had not completed an offering of its equity securities prior to the closing of the Sprint Transaction, the Investors would issue to the Issuer, at the closing of the Investment Agreement, a one-time option to purchase from the Investors such number of shares of Common Stock having a value equal to the difference between the total consideration paid by the Investors for the Common Stock at the closing of the Sprint Transaction and $250 million, at a price per share of $26.50. Because the Issuer completed an offering of its equity securities prior to such date, the Issuer is not entitled to this option and no option has been or will be issued by the Investors in connection with the Investment Agreement. Each of the Sprint Transaction and the Investment Agreement are more fully described in Amendment No. 1 to Schedule 13D filed on February 16, 2005.

Item 5.           Interest in Securities of the Issuer

         (a) and (b) For the reasons set forth below, each FIF II Reporting Person may be deemed to beneficially own the 4,705,883 shares held directly by FIT GSL (the "Reported Shares"). Each of FIT II, FIF II, FFMM II, FIG and FIH does not directly own any securities of the Issuer. However, (i) FIT II has the ability to direct the management of FIT GSL's business and affairs as the holder of all issued and outstanding shares of beneficial interest of FIT GSL;
(ii) FIF II has the ability to direct the management of FIT II's business and affairs as the holder of all issued and outstanding shares of beneficial interest of FIT II; (iii) FFMM II has the ability to direct the management of FIF II's business and affairs as the managing member of FIF II; (iv) FIG has the ability to direct the management of FFMM II's business and affairs as the managing member of FFMM II; and (v) FIH has the ability to direct the management of FIG's business and affairs as the sole member of FIG. With respect to such shares of Common Stock, (i) none of the FIF II Reporting Persons has the sole power to vote or to direct the vote, or to dispose or to direct the disposition, of the Reported Shares; and (ii) each of the FIF II Reporting Persons has the shared power to vote or to direct the vote, or to dispose or to direct the disposition of the Reported Shares.

         As a result of the acquisition of the Reported Shares, FIG and FIH, through their beneficial ownership of 31,047,839 shares, collectively control 44.9% of the outstanding voting capital stock of the Issuer. The FIF II Covered Persons directly own 128,100 shares, of which Wesley R. Edens owns 50,100 shares, Randal A. Nardone owns 20,000 shares, Robert I. Kauffman owns 30,000 shares, Jonathan Ashley owns 13,000 shares and Lilly Donohue owns 15,000 shares. The FIF II Reporting Persons have been advised that each of the FIF II Covered Persons disclaims beneficial ownership of the shares of Common Stock from time to time owned directly or otherwise beneficially by such FIF II Reporting Persons.

         (c), (d) and (e)  Not applicable.

Item 7.           Material to be Filed as Exhibits

Exhibit           Description
-------           -----------

1.1 Amended and Restated Joint Filing Agreement, dated May 26, 2005, by and between Fortress Pinnacle Investment Fund LLC, a Delaware limited liability company, FIG Advisors LLC, a Delaware limited liability company, Robert H. Gidel, an individual, FRIT PINN LLC, a Delaware limited liability company, Fortress Registered Investment Trust, a Delaware business trust, Fortress Investment Fund LLC, a Delaware limited liability company, Fortress Fund MM LLC, a Delaware limited liability company, FIT GSL LLC, a Delaware limited liability company, Fortress Investment Trust II, a Delaware business trust, Fortress Investment Fund II LLC, a Delaware limited liability company, Fortress Fund MM II LLC, a Delaware limited liability company, Fortress Investment Group LLC, a Delaware limited liability company, and Fortress Investment Holdings LLC, a Delaware limited liability company.

                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 26, 2005

                                        FORTRESS PINNACLE INVESTMENT FUND LLC


                                        By: /s/ Robert H. Gidel
                                            --------------------------------
                                            Robert H. Gidel
                                            as sole manager of Fortress
                                            Pinnacle Investment Fund LLC


                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 26, 2005

                                        FIG ADVISORS LLC


                                        By: /s/ Randal A. Nardone
                                            -----------------------------------
                                            Randal A. Nardone
                                            as Chief Operating Officer of
                                            Fortress Investment Group LLC,
                                            managing member of FIG Advisors LLC


                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 26, 2005

                                        ROBERT H. GIDEL


                                        /s/ Robert H. Gidel
                                        ---------------------------------------
                                        Robert H. Gidel


                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 26, 2005

                                        FRIT PINN LLC


                                        By: /s/ Randal A. Nardone
                                            -----------------------------------
                                            Randal A. Nardone
                                            as Vice President and Secretary



                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2005

                                        FORTRESS REGISTERED INVESTMENT TRUST


                                        By: /s/ Randal A. Nardone
                                            -----------------------------------
                                            Randal A. Nardone
                                            as Chief Operating Officer and
                                            Secretary



                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2005

                                        FORTRESS INVESTMENT FUND LLC


                                        By: /s/ Randal A. Nardone
                                            -----------------------------------
                                            Randal A. Nardone
                                            as Chief Operating Officer and
                                            Secretary of Fortress  Fund MM LLC,
                                            managing member of Fortress
                                            Investment Fund LLC



                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 26, 2005

                                        FORTRESS FUND MM LLC

                                        By: /s/ Randal A. Nardone
                                            -----------------------------------
                                            Randal A. Nardone
                                            as Chief Operating Officer and
                                            Secretary


                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 26, 2005

                                        FIT GSL LLC

                                        By: /s/ Randal A. Nardone
                                            -----------------------------------
                                            Randal A. Nardone
                                            as Chief Operating Officer and
                                            Secretary



                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 26, 2005

                                        FORTRESS INVESTMENT TRUST II


                                        By: /s/ Randal A. Nardone
                                            -----------------------------------
                                            Randal A. Nardone
                                            as Chief Operating Officer and
                                            Secretary



                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 26, 2005

                                        FORTRESS INVESTMENT FUND II LLC


                                        By: /s/ Randal A. Nardone
                                            -----------------------------------
                                            Randal A. Nardone
                                            as Chief Operating Officer
                                            and Secretary of Fortress
                                            Fund MM II LLC, managing
                                            member of Fortress
                                            Investment Fund II LLC


                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 26, 2005

                                        FORTRESS FUND MM II LLC


                                        By: /s/ Randal A. Nardone
                                            -----------------------------------
                                            Randal A. Nardone
                                            as Chief Operating Officer and
                                            Secretary



                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 26, 2005

                                        FORTRESS INVESTMENT GROUP LLC


                                        By: /s/ Randal A. Nardone
                                            -----------------------------------
                                            Randal A. Nardone
                                            as Chief Operating Officer


                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 26, 2005

                                        FORTRESS INVESTMENT HOLDINGS LLC


                                        By: /s/ Randal A. Nardone
                                            -----------------------------------
                                            Randal A. Nardone
                                            As Manager

                                    ANNEX A

                DIRECTORS AND EXECUTIVE OFFICERS OF FIT GSL LLC

    The name and principal occupation of each of the directors and executive officers of FIT GSL LLC are listed below. The principal business address of each of the directors and executive officers of FIT GSL LLC is 1251 Avenue of the Americas, New York, NY 10020.

--------------------------- ----------------------------------------------------
NAME                        PRINCIPAL OCCUPATION
--------------------------- ----------------------------------------------------
Wesley R. Edens             Chairman and Member of the Management Committee
                            of Fortress Investment Group LLC and
                            Fortress Investment Holdings LLC
--------------------------- ----------------------------------------------------
Randal A. Nardone           Member of the Management Committee of Fortress
                            Investment Group LLC and Fortress Investment
                            Holdings LLC
--------------------------- ----------------------------------------------------
Jeffrey R. Rosenthal        Chief Financial Officer of Fortress Investment
                            Group's Private Equity Funds
--------------------------- ----------------------------------------------------
Jonathan Ashley             Managing Director of Fortress Investment Group LLC
--------------------------- ----------------------------------------------------


        TRUSTEES AND EXECUTIVE OFFICERS OF FORTRESS INVESTMENT TRUST II


         The name and principal occupation of each of the trustees and executive officers of Fortress Investment Trust II, the holder of all issued and outstanding shares of beneficial interest of FIT GSL LLC, are listed below. The principal business address of each of the executive officers of Fortress Investment Trust II is 1251 Avenue of the Americas, New York, NY 10020.

Trustees

------------------ ------------------------------- -----------------------------
NAME               PRINCIPAL OCCUPATION            PRINCIPLE BUSINESS ADDRESS
------------------ ------------------------------- -----------------------------
Carmen Gigliotti   Senior Portfolio Manager,       DuPont Pension Fund
                   DuPont Pension Fund             Investment
                   Investment                      One Righter Pkwy Suite
                                                   3200
                                                   Wilmington, DE 19803
------------------ ------------------------------- -----------------------------
John Deterding     Owner, Deterding Associates     Deterding Associates
                                                   107 North Waterview
                                                   Richardson, TX 75080
------------------ ------------------------------- -----------------------------
Robert H. Gidel    Managing Director, Liberty      Liberty Partners, L.P.
                   Partners,  L.P.                 3001 North Rocky Point Drive
                                                   East - Suite 200
                                                   Tampa, Fl 33607
------------------ ------------------------------- -----------------------------


Executive Officers

---------------------------- ---------------------------------------------------
NAME                         PRINCIPAL OCCUPATION
---------------------------- ---------------------------------------------------
Wesley R. Edens              Chairman and Member of the Management Committee
                             of Fortress Investment Group LLC and Fortress
                             Investment Holdings LLC
---------------------------- ---------------------------------------------------
Robert I. Kauffman           Member of the Management Committee of Fortress
                             Investment Group LLC and Fortress Investment
                             Holdings LLC
---------------------------- ---------------------------------------------------
Randal A. Nardone            Member of the Management Committee of Fortress
                             Investment Group LLC and Fortress Investment
                             Holdings LLC
---------------------------- ---------------------------------------------------
Jeffrey R. Rosenthal         Chief Financial Officer of Fortress Investment
                             Group's Private Equity Funds
---------------------------- ---------------------------------------------------
Lilly Donohue                Managing Director of Fortress Investment Group LLC
---------------------------- ---------------------------------------------------


             EXECUTIVE OFFICERS OF FORTRESS INVESTMENT FUND II LLC

      The name and principal occupation of each of the executive officers of Fortress Investment Fund II LLC, the holder of all issued and outstanding shares of beneficial interest of Fortress Investment Trust II, are listed below. The principal business address of each of the executive officers of Fortress Investment Fund II LLC is 1251 Avenue of the Americas, New York, NY 10020.

----------------------------- --------------------------------------------------
NAME                          PRINCIPAL OCCUPATION
----------------------------- --------------------------------------------------
Wesley R. Edens               Chairman and Member of the Management Committee
                              of Fortress Investment Group LLC and
                              Fortress Investment Holdings LLC
----------------------------- --------------------------------------------------
Robert I Kauffman             Member of the Management Committee of Fortress
                              Investment Group LLC and Fortress
                              Investment Holdings LLC
----------------------------- --------------------------------------------------
Randal A. Nardone             Member of the Management Committee of Fortress
                              Investment Group LLC and Fortress
                              Investment Holdings LLC
----------------------------- --------------------------------------------------
Jeffrey R. Rosenthal          Chief Financial Officer of Fortress Investment
                              Group's Private Equity Funds
----------------------------- --------------------------------------------------

                 EXECUTIVE OFFICERS OF FORTRESS FUND MM II LLC

      The name and principal occupation of each of the executive officers of Fortress Fund MM II LLC, the managing member of Fortress Investment Fund II LLC, are listed below. The principal business address of each of the executive officers of Fortress Fund MM II LLC is 1251 Avenue of the Americas, New York, NY 10020.


------------------------------- ------------------------------------------------
NAME                            PRINCIPAL OCCUPATION
------------------------------- ------------------------------------------------
Wesley R. Edens                 Chairman and Member of the Management Committee
                                of Fortress Investment Group LLC and
                                Fortress Investment Holdings LLC
------------------------------- ------------------------------------------------
Robert I Kauffman               Member of the Management Committee of Fortress
                                Investment Group LLC and Fortress Investment
                                Holdings LLC
------------------------------- ------------------------------------------------
Randal A. Nardone               Member of the Management Committee of Fortress
                                Investment Group LLC and Fortress Investment
                                Holdings LLC
------------------------------- ------------------------------------------------
Jeffrey R. Rosenthal            Chief Financial Officer of Fortress Investment
                                Group's Private Equity Funds
------------------------------- ------------------------------------------------